                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
                        13a-16 OR 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of             August, 1999

                  EXCEL MARITIME CARRIERS LTD.
-----------------------------------------------------------------
         (Translation of registrants name into English)

Par La Ville Place, 14 Par-La-Ville Road, Hamilton HM JX Bermuda
-----------------------------------------------------------------
             (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F / X /     Form 40-F /  /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.  Yes /  /     No / X /

[If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]

    The following are the proxy materials distributed with regard to the 1999 Annual Meeting of Shareholders:

                  EXCEL MARITIME CARRIERS LTD.
                       PAR LA VILLE PLACE
                      14 PAR-LA-VILLE ROAD
                    HAMILTON, HM JX, BERMUDA


                         August 18, 1999


                     TO THE SHAREHOLDERS OF
                  EXCEL MARITIME CARRIERS LTD.


         Enclosed is a Notice of the Annual Meeting of Shareholders of Excel Maritime Carriers Ltd. (the "Company") which will be held at Par La Ville Place, 14 Par-La-Ville Road,
Hamilton HM JX Bermuda on Tuesday, August 31, 1999 at 11:00 a.m.
(Bermuda time).

         At this Annual Meeting of Shareholders (the "Meeting"), shareholders of the Company will consider and vote upon the five proposals set forth in the accompanying proxy statement. These proposals pertain to the organization of the Company, and it is important that you pay close attention to them.

         You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

         The affirmative vote of the holders of two-thirds of the shares of the Company entitled to vote is required to approve certain of the proposals.

         IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.


                             Very truly yours,


                             Gabriel Panayotides
                             Chairman

                  EXCEL MARITIME CARRIERS LTD.
            NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                         AUGUST 31, 1999

         NOTICE IS HEREBY given that the Annual Meeting (the "Meeting") of the shareholders of Excel Maritime Carriers Ltd. (the "Company") will be held on Tuesday, August 31, 1999 at 11:00 a.m., Bermuda time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda for the following purposes, which are more completely set forth in the accompanying proxy statement:

    1.   To approve the Amended and Restated Articles of
         Incorporation of the Company;

    2. To amend Section 9.07 of the By-laws of the Company in conjunction with the proposed amendments to the Articles of Incorporation;

    3. To approve the issuance of 1,860,063 common shares, par value $0.01 per share, to Vilpa Investments S.A., an affiliate of the Company and its largest beneficial shareholder, in exchange for shares of the holding company which owns the vessel ALMAR;

    4.   To elect the Directors of the Company;

    5. To ratify and approve the appointment of the Company's independent auditors; and
    6. To consider such other matters as may properly come before the Meeting.

         The close of business on August 6, 1999, has been set as the record date for the determination of shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

         You are invited to attend and participate.

         IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.

         In the event you decide to attend the Meeting, you may revoke your proxy and vote in person.

                                  By Order of the Directors

                                  Georgina E. Sousa
                                  SECRETARY
Dated:  August 18, 1999

                  EXCEL MARITIME CARRIERS LTD.
                       PAR LA VILLE PLACE
                      14 PAR-LA-VILLE ROAD
                    HAMILTON, HM JX, BERMUDA

                    -------------------------

                         PROXY STATEMENT
                               FOR
                 ANNUAL MEETING OF SHAREHOLDERS
                  TO BE HELD ON AUGUST 31, 1999

                     -----------------------

         INFORMATION CONCERNING SOLICITATION AND VOTING



         The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Excel Maritime Carriers Ltd., a Liberian corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda on Tuesday, August 31, 1999, at 11:00 a.m. local time (the "Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice and to vote at the Meeting, on or about August 18, 1999.

         The outstanding shares of the Company at August 6, 1999 (the "Record Date"), consisted of 6,571,806 common shares, par value $0.01 (the "Common Shares"). Each holder of record of the Common Shares at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Common Share then held by such holder. A majority of the outstanding Common Shares shall constitute a quorum at the Meeting, however, approval of Proposals One and Two will require the affirmative vote of the holders of two-thirds of the outstanding Common Shares. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

         The Common Shares are listed on the American Stock
Exchange (the "AMEX") under the symbol "EXM."

         A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal office,

Par La Ville Place, 14 Par-La-Ville Road, Hamilton HM JX,
Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

         All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting.

         In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

         The Company will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals. In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the directors, officers and employees of the Company by telephone, cable and personal interviews. Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.


PROPOSAL ONE - APPROVAL OF THE AMENDED AND RESTATED ARTICLES
               OF INCORPORATION

INTRODUCTION

         The Board of Directors hereby submits to the Company's shareholders a proposal to approve and adopt in full the Amended and Restated Articles of Incorporation attached hereto as Exhibit A and marked to show each proposed change to the Articles of Incorporation currently in effect. You should make reference to Exhibit A when reading through the following description of the proposed amendments to the Article of Incorporation.

BACKGROUND

         The Company, which was formerly known as B+H Maritime Carriers Ltd. ("BHM"), was originally designed to be a self-liquidating vessel-owning holding company of limited duration with limited purpose. On December 4, 1996, BHM disposed of its assets and ceased operations. Following a change of control in October 1997, the Company was renamed "Excel Maritime Carriers Ltd.," and resumed business as an owner and operator of vessels. However, the Company's Articles of Incorporation remain from the BHM period. In the view of the Board, these provisions do not suit a dynamic vessel owner and operator that intends to increase the size of its fleet. Accordingly, the Board proposes that the

Articles of Incorporation of the Company be comprehensively revised to fit the Company's current operations and to incorporate certain anti-takeover devices to protect the Company from hostile or unsolicited attempts at changes of control.

         Among the changes which the Board has proposed are an expansion of the purposes for which the Company may be engaged, inclusion of certain anti-takeover devices including a recapitalization of the Company's share capital to protect the voting control of the current shareholders, and a general revision of the text of the Articles to conform its provisions to those of other publicly traded companies. The share recapitalization, which is described below under "Article FIFTH, Capitalization, (1) Authorized Amount," is very significant because it establishes a class of super-voting common stock. You are urged to read this section especially carefully.

         In connection with the proposed Amended and Restated Articles of Incorporation, the Board is considering revisions to the By-laws of the Company provided approval of the shareholders is given to amend Section 9.07 of the By-laws, as more fully described in Proposal Two, below.

DISCUSSION

The following discusses each of the material revisions to the Articles of Incorporation which are proposed:

--  ARTICLE THIRD.  CORPORATE PURPOSES.

         The current text of Article THIRD, as amended June 26, 1996, limits the Company's purposes. In the Board's view, the standard Liberian omnibus corporate purposes provision is more appropriate to a vessel owner and operator that needs flexibility to adapt to changing market conditions. The proposed provision would enable the Company to pursue any activity permissible under Liberian law. While the Board has no current plans to pursue activities outside of shipping, the proposed Article THIRD would permit the Company to pursue such activities.

--  ARTICLE FIFTH.  CAPITALIZATION.

         1) AUTHORIZED AMOUNT. Currently, the Company has authorized 30,000,000 Common Shares and 5,000,000 preferred shares. The Board proposes the adoption of the amended text to redesignate the Company's existing Common Shares (hereinafter referred to as "Class A Shares") and to authorize a new super-voting class of common shares (hereinafter referred to as "Class B Shares"). The Class A and Class B Shares will vote together as a single class on all matters that require shareholder consent, including the election of Directors. Each Class B Share will be entitled to 1,000 votes, while each Class A Share will continue to be entitled to one vote.

         The purpose of this proposed recapitalization is to enable the Company to expand its operations through the acquisition of additional assets in the future in exchange for Class A Shares without significantly diluting the voting control of the present shareholders.

         The proposed amended and restated Article FIFTH (1) is as follows:

              "AUTHORISED AMOUNT. The aggregate number of shares which the Corporation shall have authority to issue is 55,000,000 of which (a) 49,000,000 shares shall be common shares par value $.01 per share, (hereinafter referred to as "Class A Shares"), to be issued in registered form, (b) 1,000,000 shares shall be Class B common shares, par value $.01 per share (hereinafter referred to as "Class B Shares"), to be issued in registered form and
              (c) 5,000,000 shares shall be shares of Preferred Stock, par value $.01 per share, to be issued in registered form and in series (the "Preferred Stock"). The holders of the Class A Shares shall be entitled to one vote per share on each matter requiring the approval of the holders of common shares of the Corporation, and the holders of Class B Shares shall be entitled to 1,000 votes per share on each matter requiring the approval of the holders of common shares of the Corporation whether pursuant to these Articles of Incorporation, the Corporation's by-laws, the Business Corporation Act or otherwise. The holders of the Class A Shares and the Class B Shares shall vote as a single class on all such matters. In addition, the Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, the Preferred Stock as a class or any series of the Preferred Stock. Such resolutions shall be filed with the Minister of Foreign Affairs in accordance with Section 5.1(5) of the Business Corporation Act."

         If Proposal One is approved, following the Meeting, the Board intends to declare a distribution of one Class B Share by way of a dividend for every hundred Class A Shares held by each shareholder. No fractional Class B Shares will be distributed

(the "Special Distribution"). Under the rules of the AMEX, the record date for determining those shareholders entitled to receive Class B Shares must be no earlier than ten days from the declaration of the dividend. Accordingly, the earliest possible record date for determining shareholders entitled to receive Class B Shares in the Special Distribution will be September 10, 1999.

         The Company currently anticipates purchasing four vessels in a series of separate transactions in exchange for an aggregate of 4,924,347 Common Shares. The sellers of those four vessels will be entitled to receive Class B Shares in the Special Distribution. Thus, should this Proposal be approved, a total of 114,961 Class B Shares, based on 11,496,153 outstanding Common Shares, will be issued.

         Many public companies acquire new assets through the issuance of shares. The Board believes that the Company may be able to acquire additional vessels in exchange for shares issued by the Company. By distributing the Class B Shares, the Company will be free to issue Class A Shares in exchange for assets without significantly diluting the present shareholders' voting power in the Company. For every one hundred common shares you hold, you will have one hundred Class A Shares and one Class B Share after the Special Distribution. Assuming that you do not dispose of your Class B Shares, the combination of the voting rights of your Class A and Class B Shares will equal the voting rights of the Common Shares that you presently hold.

         The Class B Shares, in the aggregate, will have voting power ten times that of the Class A Shares, in the aggregate. Accordingly, the holders of the Class B Shares will control the vote of the common shares on all matters, as the Class A Shares and the Class B Shares will vote together as a single class on all matters which require the approval of the common shareholders of the Company.

SPECIAL CONSIDERATION: The proposed issuance of the Class B Shares may change the way in which you will be able to transfer your holdings in the Company. The Common Shares of the Company are currently listed on the AMEX, and as Class A Shares, they will continue to be listed. However, the Company will not apply to have the Class B Shares listed on the AMEX. As only 114,961 Class B Shares are expected to be issued in the Special Distribution, the Class B Shares are not expected to have a liquid trading market. Accordingly, that portion of the value of the current Common Shares which will be represented by the Class B Shares will not be as easily transferable as the Common Shares are today. Subject to restrictions applicable to resales by affiliates, however, the Class B Shares will not be subject to restrictions on transfer under the U.S. Securities Act of 1933, as amended (the "Act"), and the Company intends to register them under Section 12(g) of the Securities Exchange Act of 1934. Due to their relatively small number and illiquidity, the Board of Directors does not anticipate that the Class B Shares will represent a very significant portion of the value of your present Common Shares. If Proposal One is approved, an additional 885,039 Class B Shares will be available for issuance by the Board.

         The Board also seeks to authorize an additional nineteen million Class A Shares for issuance by the Company. The Board believes that the number of shares which the Company is currently authorized to issue may be insufficient to meet the potential need for issuance of common shares in exchange for assets and for other purposes as the Board shall determine. Once authorized, shares of the Company may be issued by action of the Board of Directors pursuant to Article III of the By-laws of the Company. Further issuances of common shares will dilute the percentage equity interest of the pre-issuance shareholders, and further issuances of Class B Shares could dilute their voting interest. The Board has no present plans to issue additional Class B Shares.

         2) NO PREEMPTIVE RIGHTS. Article FIFTH (2) of the Company's Articles of Incorporation currently states that there are no preemptive rights with respect to the issuance of additional shares. The Board of Directors proposes the adoption of the proposed restatement of the restrictions currently set forth in this section. The Board of Directors believes the proposed text is more appropriately worded for a publicly-traded corporation than the current text.

         3) NO CUMULATIVE VOTING. The Board of Directors proposes the adoption of the proposed text as separate provision to replace and expand upon the current restriction against cumulative voting which is presently within in Article SIXTH
(2)(i). Cumulative voting is a device by which shareholders who do not control a majority of the shares entitled to vote may nevertheless elect some number of Directors. The Board believes cumulative voting could allow unsolicited bidders for control of the Company to gain unwarranted representation on the Board. In the Board's view, the explicit terms of the proposed text, which is set out as its own section of this Article, should be adopted in place of the current one-sentence restriction.

--  ARTICLE SIXTH.  PROVISIONS FOR THE REGULATION OF THE AFFAIRS
    OF THE CORPORATION.

         1)   DEFINITIONS.

         "FUNDAMENTAL TRANSACTION." The Board of Directors proposes limiting the definition of Fundamental Transactions with regard to the Articles of Incorporation to include only the amendment of Articles FIFTH, SIXTH and EIGHTH -- covering the classification of the Board, issuance of rights and other interests, no preemptive rights or cumulative voting, and Fundamental Transactions themselves. The definition of Fundamental Transactions currently requires the consent of two-thirds of the outstanding shares to amend ANY provision of the Articles of Incorporation. The Board of Directors believes the need for a super-majority to change, for example, the Company's name or to increase its authorized shares is unduly restrictive. Amendment of the remainder of the Articles of Incorporation will continue to require the affirmative vote of the holders of Common Shares representing a majority of the votes present and entitled to vote at a shareholder meeting, pursuant to Liberian law.

         "SHAREHOLDER" or "SHAREHOLDERS." The Board of Directors proposes revising this definition in accordance with the amendment to Article FIFTH regarding the authorization and issuance of the Class B Shares, as set forth above.

         2)   BOARD OF DIRECTORS.

         (i) NUMBER; CLASSIFICATION. The term of four of the five sitting Directors of the Company expires at the Annual Meeting. The Board of Directors proposes that the Directors of the Company be redesignated into Classes A and B, with both classes to be elected at the Meeting. Class A shall serve until 2000, and Class B shall serve until 2001. This redesignation reestablishes numerical parity between the two classes of the currently configured Board in accordance with Liberian law. Currently, there is only one Class B Director.

         The Board further proposes the incorporation of the ability to add a third class of Directors, should the Board wish to add such a class in the future. These revisions could discourage potential unsolicited bidders by facilitating a further staggering of the election of Directors. Were an unsolicited bidder to take control a majority of the votes of the common shares of the Company, that controlling shareholder would not be able to replace the Directors until their terms in office had run. Should the Company establish a third class of Directors, Directors would serve for a period of three years and no more that approximately one-third of the sitting Directors could be replaced in any given year. The Board of Directors believes a staggered Board of Directors to be a standard device regularly employed by publicly traded companies to help protect against hostile or unsolicited bids.

         (ii) QUALIFICATIONS. The Board of Directors proposes that this section be deleted in its entirety. The process by which Director candidates are nominated is set forth in Section
8.10 of the By-laws, as amended. The Board of Directors does not believe that there is any compelling reason to include this section in the Articles of Incorporation.

--  ARTICLE SEVENTH.  RESTRICTIONS UPON INDEBTEDNESS OF THE
    CORPORATION.

         The Board of Directors proposes the remaining portion of this Article, which portion contains definitions that are no longer used in any text, be deleted. The operative restrictions which had been incorporated in the former Section (2) of this Article were deleted on June 26, 1996.

--  ARTICLE EIGHTH.  ISSUANCE OF RIGHTS, WARRANTS AND OPTIONS.

         The Board of Directors proposes the adoption of this provision which would explicitly enable the Board to issue and create rights warrants and options to purchase shares of the Company. This provision, if adopted, would provide the Board with standard flexibility in relation to most other publicly traded companies. Note, however, that further share issuances upon the exercise of rights, warrants or options issued by the Board may result in dilution to pre-issuance shareholders.

         Pursuant to Article SIXTH of the current Articles of Incorporation, the affirmative vote of the holders of two-thirds of the shares of the Company entitled to vote is required to approve the Amended and Restated Articles of Incorporation. You are urged to indicate the way you wish to vote on the matter in the space provided. The form of proxy provides a space for you to abstain from voting on the proposal to approve the Amended and Restated Articles of Incorporation if you choose to do so, which will have the same effect as voting against the proposal. If no space is marked, your shares will be voted by the proxies named therein FOR the approval of the Amended and Restated Articles of Incorporation.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL ONE. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH APPROVAL OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION UNLESS A CONTRARY VOTE IS INDICATED.

PROPOSAL TWO - APPROVAL OF THE AMENDED SECTION 9.07 OF THE BY-
               LAWS OF THE COMPANY, AS AMENDED

         The Board of Directors hereby submits to the Company's shareholders a proposal to amend Section 9.07 of the By-laws of the Company so that it is less restrictive with regard to the amendment of the By-laws generally. This proposal is made in anticipation of Board approval of a comprehensive revision of the By-laws, currently being considered by the Board, which is designed to work in conjunction with the proposed Amended and Restated Articles of Incorporation.

         Section 9.07 would be revised to read as follows, marked to show changes to the present text:

              "SECTION 9.07.   AMENDMENT OF BY-LAWS

              Any provision of these by-laws other than this
              Section 9.07 may be altered, amended, supplemented or repealed, or new by-laws may be adopted, by vote in person or by proxy of two-thirds of the entire board of directors at any regular meeting of the board of directors or at any special meeting of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting, or by the affirmative vote of the holders of shares representing a majority of the total number of votes which may be cast at any meeting of shareholders .

              This section 9.07 may only be amended pursuant to Article SIXTH of the company's articles of incorporation."

         The Board believes that it should have the ability to amend Sections 2.03 ("Special Meetings"), 2.11 ("Amendments to Management Agreement"), 3.02 ("Directors: Number and Term of Office"), 3.03 ("Directors: Vacancies") and 3.10 ("Audit Committee of the Board"), which is restricted by the current
Section 9.07. The restrictions in Section 9.07 are neither necessary nor are they appropriate to the structure of a publicly traded company. Should this proposal be approved, Section 9.07 of the By-laws and all references thereto will be redesignated "Section 9.04" upon implementation of the comprehensive revision of the By-laws presently being considered by the Board.

         Pursuant to Article SIXTH of the current Articles of Incorporation, the affirmative vote of the holders of two-thirds of the shares of the Company entitled to vote is required to approve the Amended Section 9.07 of the By-laws. You are urged to indicate the way you wish to vote on the matter in the space provided. The form of proxy provides a space for you to abstain from voting on the proposal to approve the Amended Section 9.07 of the By-laws if you choose to do so, which will have the same effect as voting against the proposal. If no space is marked, your shares will be voted by the proxies named therein FOR the approval of the Amended Section 9.07 of the By-laws.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF
PROPOSAL TWO.  PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE
VOTED IN FAVOR OF SUCH APPROVAL OF THE AMENDED SECTION 9.07 OF
THE BY-LAWS UNLESS A CONTRARY VOTE IS INDICATED.


         PROPOSAL THREE - APPROVAL OF SHARE ISSUANCE TO VILPA

         The Board of Directors hereby submits to the Company's shareholders a proposal to approve the issuance of 1,860,063 Common Shares to Vilpa Investments S.A. ("Vilpa"), an affiliate of the Company and the holder of record of 3,587,069 Common Shares, constituting 54.6% of the outstanding Common Shares, in exchange for 312 shares of the holding company which owns the vessel ALMAR. The Company will purchase the remaining issued and outstanding capital stock of the holding company which owns the vessel ALMAR from two separate sellers.

         The shares are to be issued to Vilpa at a price per share of $1.15. The Board believes the acquisition of the ALMAR in consideration for Common Shares of the Company to be a fundamental step in the formation of a substantial trading fleet. The Board further believes the price of the ALMAR to be fair in all respects to the Company.

         The Company will make application to have the common shares to be issued in this transaction listed on the AMEX.

         This proposal is therefore made pursuant to Section 712 of the American Stock Exchange Guide, whereby approval of shareholders is a prerequisite to approval by the AMEX of applications to list additional shares which are to be issued as consideration for an acquisition of the stock or assets of another company if any individual director, officer or substantial shareholder has a 5% or greater interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction and the present or potential issuance of common stock could result in an increase in outstanding common shares of 5% or more.

         Vilpa has a 62.4% interest in the company whose shares are to be acquired, and the common share issuance will result in an increase in outstanding Common Shares of the Company of greater than 5%.

         If Proposal Three is approved, the Company expects to issue the additional Common Shares to Vilpa prior to the record date for the Special Distribution described in Proposal One. Accordingly, these additional Common Shares will be taken into account in determining the number of Class B Shares that Vilpa will be entitled to receive in the Special Distribution.

         The affirmative vote of the holders of shares representing a majority of the votes present and entitled to vote at the Meeting is required to approve the Share Issuance to Vilpa. You are urged to indicate the way you wish to vote on the matter in the space provided. The form of proxy provides a space for you to abstain from voting on the proposal to approve the Share Issuance to Vilpa if you choose to do so. However, abstention will not count towards determining whether this proposal will be adopted. If no space is marked, your shares will be voted by the proxies named therein FOR the approval of the Share Issuance to Vilpa.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF
PROPOSAL THREE.  PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL
BE VOTED IN FAVOR OF SUCH PROPOSED SHARE ISSUANCE TO VILPA UNLESS
A CONTRARY VOTE IS INDICATED.


PROPOSAL FOUR - ELECTION OF DIRECTORS

         The Company currently has five Directors, four of whom are Class A Directors whose terms expire at the Meeting. The sole remaining Class B Director, Mr. Agadakis, shall continue to serve his term which expires at the annual meeting of shareholders in 2000.

         To reestablish parity in number between the two classes of Director, the Directors to be elected at this Meeting shall be divided into two classes as provided in Article SIXTH (2) of the Amended and Restated Articles of Incorporation and contingent upon the approval of Proposal One.

         The Board shall be divided into two classes, each consisting of at least three Directors. The two classes of Directors shall be comprised as follows:

         -- Class A shall be comprised of directors who shall serve until the annual meeting of Shareholders in 2000 and the qualification of their successors.

         -- Class B shall be comprised of directors who shall serve until the annual meeting of Shareholders in 2001 and the qualification of their successors.

         Set forth below is information concerning each nominee for Director and the class for which each is nominated. Each nominee, except for Mr. Baltatzis, is currently a Director of the Company.

         The affirmative vote of the holders of shares representing a majority of the votes present and entitled to vote at the Meeting is required to elect Directors. You are urged to indicate the way you wish to vote on the matter in the space provided. The form of proxy provides a space for you to withhold you vote for each of the nominees for the Board of Directors if you choose to do so. However, abstention will not count towards determining whether this proposal will be adopted. If no space is marked, your shares will be voted by the proxies named therein FOR the election of Directors as set forth below.

         It is expected that each of these nominees will be able to serve, but if it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

NOMINEES FOR ELECTION TO THE COMPANY'S BOARD OF DIRECTORS

         Information concerning the nominees for Directors of the Company is set forth below:

NAME                     AGE     NOMINATED FOR POSITION
---------------------    ----    ----------------------
Gabriel Panayotides      43      Class B Director
Theodore Baltatzis       41      Class B Director
Loukis Papaphilippou     62      Class A Director
Gregory J. Timagenis     53      Class A Director
Trevor J. Williams       54      Class A Director

NOMINEES FOR CLASS A DIRECTOR

         LOUKIS PAPAPHILIPPOU has been a Director of the Company since October 1997 and has been the chief legal executive of L. Papaphilippou & Co., a law firm in Cyprus since July 1963. He has been Vice President of Minerva Insurance since January 1978 and President of Antenna TV Ltd. and Antenna FM Ltd., two leading Cypriot broadcasting networks, since December 1989 and December 1995, respectively.

         GREGORY J. TIMAGENIS has been a Director of the Company since August 1998 and is a member of the Law Office of Gr. J.

Timagenis, the Company's Greek counsel. He holds a law degree and a Masters degree in economics and political sciences from the University of Athens. He was also awarded an L.L.M. and a Ph.D. by the University of London. He was admitted to the Piraeus Bar Association in 1971, and, since 1981, he has been qualified to practice before the Supreme Court of Greece. He has taught legal courses at the University of Athens and the Greek Naval Academy in addition to having written several books and articles.

         TREVOR J. WILLIAMS has been a Director of the Company since November 1988 and has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985.

NOMINEES FOR CLASS B DIRECTOR

         GABRIEL PANAYOTIDES has been President, Chief Executive Officer and a Director of the Company since October 1997 and Chairman since February 1998. He has participated in the ownership and management of ocean going vessels since 1978 and has been head of operations of Maryville Maritime Inc since July 1983. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics.

         THEODORE BALTATZIS has been Technical Manager of Maryville Maritime Inc. since 1996. He was also Fleet Manager of Maryville from 1994 until he assumed his current position. He has been involved with the shipping industry since 1985 and has held engineering positions at three other shipping companies. He holds a Master of Science degree in Marine Engineering from the University of Newcastle-upon-Tyne and a Master of Business Administration degree in finance from the University of Surrey.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF
PROPOSAL FOUR.  PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL
BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A
CONTRARY VOTE IS INDICATED.


PROPOSAL FIVE - RATIFICATION AND APPROVAL OF APPOINTMENT OF
                INDEPENDENT AUDITORS

         The Board of Directors hereby submits for ratification and approval at the Meeting the selection of Arthur Andersen - S. Pantzopoulos S.A. as the Company's independent auditors for the fiscal year 1999. The approval of this proposal will require the affirmative vote of the holders of shares representing a majority of the votes present and entitled to vote at the Meeting.

         Arthur Andersen - S. Pantzopoulos S.A. has advised the
Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

         All services rendered by the independent auditors are subject to review by the Audit Committee of the Board of Directors.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF
PROPOSAL FIVE.  PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL
BE VOTED IN FAVOR OF SUCH RATIFICATION AND APPROVAL UNLESS A
CONTRARY VOTE IS INDICATED.

                        OTHER INFORMATION

         The Board of Directors knows of no business which will be presented for consideration at the Annual Meeting other than that stated in the Notice of Meeting. Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

                                  By Order of the Directors


                                  Georgina E. Sousa
                                  SECRETARY
August 18, 1999
Hamilton, Bermuda

                                                      EXHIBIT A

                  EXCEL MARITIME CARRIERS LTD.

                      AMENDED AND RESTATED
                    ARTICLES OF INCORPORATION
            PURSUANT TO THE BUSINESS CORPORATION ACT


The undersigned, for the purpose of forming a corporation pursuant to the provisions of the Liberian Business Corporation Act, does hereby make, subscribe, acknowledge and file in the Office of the Minister of Foreign Affairs this instrument for that purpose, as follows :


FIRST.   CORPORATE NAME.  The name of the Corporation
         (hereinafter called the "Corporation") is EXCEL MARITIME
         CARRIERS LTD.

SECOND. DURATION. The duration of the Corporation shall be perpetual.

THIRD. CORPORATE PURPOSES. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organised under the Liberian Business Corporation Act and, without limiting the generality of the foregoing:

         1) To act in any and all parts of the world in any capacity whatsoever as principal, agent, broker, or consultant or representative, general or special, for any person or public authority.

         2) To enter into, make and perform contracts of every kind and description with any person, firm, association, corporation, municipality, county, state, body politic, or government or colony or any dependency thereof.

         3) To appoint or act as an agent, broker, or representative, general or special, in respect of any or all of the powers expressed herein or implied hereby; to appoint agents, brokers or representatives.

         4) To carry on its business, to have one or more offices, and to exercise its powers in foreign countries, subject to the laws of the particular country.

         5) To borrow or raise money and contract debts, when necessary for the transaction of its business or for the exercise of its corporate rights, privileges or franchise or for any other lawful purpose of its incorporation; to draw, make accept, endorse, execute and issue promissory notes, bills of exchange, bonds, debentures, and other instruments and evidences of indebtedness either secured by mortgage, pledge, deed of trust, or otherwise, or unsecured.

         6) To give a guarantee although not in furtherance of its corporate purposes when authorised at a meeting of shareholders by a vote of holders of shares representing at least a majority of the votes present and entitled to vote or by the written consent of all such shareholders; and, if authorised by a like vote, or a like written consent, to secure such guarantee by a mortgage or pledge of, or the creation of a security interest in, all or any part of its property or any interest therein.

         7) To purchase, receive, take by grant, gift, device, bequest, or otherwise, lease or otherwise acquire, own, hold, improve, employ, use and otherwise deal in and with, real or personal property, or any interest therein, wherever situated.

         8) To sell, convey. lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, or create a security interest in, all or any of its property, or any interest therein, wherever situated.

         9) To purchase or otherwise acquire, underwrite, hold, pledge, turn to account in any manner, sell, distribute, or otherwise dispose of and generally to deal in, bonds, debentures, notes, evidences of indebtedness, shares of stock, warrants, rights, certificates, receipts or any other instruments or interests in the nature of securities created or issued by any person, partnership, firm, corporation, company, association, or other business organisations, foreign or domestic, or by any domestic or foreign governmental, municipal or other public authority, and exercise as holder or owner of any such securities all rights, powers and privileges in respect thereof; to do any and all acts and things for the preservation, protection, improvement and enhancement in value in any such securities and to aid by loan, subsidy, guaranty or otherwise those issuing, creating or responsible for any such securities; to acquire or become interested in any such securities by original subscription, underwriting, loan participation in syndicates or otherwise, and irrespective of whether such securities be fully paid or subject to future payments; to make payments thereon as called for or in advance of calls or otherwise and to underwrite or subscribe for the same conditionally or otherwise and either with a view to resale or investment or for any other lawful purpose; and in connection therewith or otherwise to acquire and hold membership in or otherwise secure trading privileges on any board of trade, exchange or other similar institution where any securities are dealt in and to comply with the rules of any such institution; as used herein the term "securities" shall include bonds, debentures, notes, evidences of indebtedness shares of stock, warrants, options, rights, certificates, receipts or any other instruments or interests in the nature of securities of any kind whatsoever which a corporation organised under the Liberian Business Corporation Act is legally permitted to acquire or deal in, by whomsoever issued or created; the term "person" shall include any person, partnership, firm, corporation, company, association or other business organisation, domestic or foreign; and the term "public authority" shall include any domestic or foreign governmental, municipal or other public authority.

         10) To purchase or otherwise acquire, hold, pledge, turn to account in any manner, import, export, sell, distribute or otherwise dispose of, and generally to deal in, commodities and products (including any future interest therein) and merchandise, articles of commerce, materials, personal property and real property of every kind, character and description whatsoever, and wheresoever situated, and any interest therein, at any place or places in Liberia or abroad, either as principal or as a factor or broker, or as commercial, sales, business or financial agent or representative, general or special, or, to the extent permitted by the laws of Liberia, in any other capacity whatsoever for the account of any domestic or foreign person or public authority, and in connection therewith or otherwise to acquire trading privileges on any board of trade, exchange or other similar institution where any such products or commodities or personal or real property are dealt in, and to comply with the rules of any such institution.

         11) To engage in any mercantile, manufacturing or trading business of any kind or character whatsoever, within or without Liberia, and to do all things incidental to such business.

         12) To render advisory, investigatory, supervisory, managerial or other like services, permitted to corporations, in connection with the promotion, organisation, reorganisation, recapitalisation, liquidation, consolidation or merger of any person or in connection with the issuance, underwriting, sale or distribution of any securities issued in connection therewith or incident thereto; and to render general investment advisory or financial advisory or managerial services to any person or public authority.

         13) To extent suitable or necessary to carry out any of the purposes hereinbefore or hereinafter set forth, but only insofar as the same may be permitted to be done by a corporation organised under the Liberian Business Corporation Act, to buy, sell and deal in foreign exchange.

         14) To invest its uninvested funds and/or surplus from time to time to such extent as the Corporation may deem advisable in securities or in call and/or in time loans or otherwise, upon such security, if any as the Board of Directors may determine, but the Corporation shall not engage in the banking business or exercise banking powers, and nothing in this Certificate contained shall be deemed to authorise it to do so.

         15) To do any and all the acts and things herein set forth, as principal, factor, agent, contractor, or otherwise, either alone or in company with others; and in general to carry on any other similar business which is incidental or conducive or convenient or proper to the attainment of the foregoing purposes or any of them and which is not forbidden by law; and to exercise any and all powers which now or hereafter may be lawful for the Corporation to exercise under the laws of Liberia; to establish and maintain offices and agencies within and anywhere outside of Liberia; and to exercise any or all of its corporate powers and rights in Liberia and in any foreign countries.

         16) To have and exercise all powers necessary or convenient to effect any and all of the purposes for which the Corporation is formed including the powers listed in Section 2.2 of the Liberian Business Corporation Act.

FOURTH. REGISTERED ADDRESS AND AGENT. The registered address of the Corporation in the Republic of Liberia shall be 80 Broad Street, Monrovia, Liberia. The name of the registered agent of the Corporation at such address shall be The International Trust Company of Liberia or whoever else shall be appointed in that respect by the Government of Liberia.

FIFTH.   CAPITALIZATION.

         1) AUTHORISED AMOUNT. The aggregate number of shares which the Corporation shall have authority to issue is 55,000,000 of which (a) 49,000,000 shares shall be common shares par value $.01 per share, (hereinafter referred to as "Class A Shares"), to be issued in registered form, (b) 1,000,000 shares shall be Class B common shares, par value $.01 per share (hereinafter referred to as "Class B Shares"), to be issued in registered form and
              (c) 5,000,000 shares shall be shares of Preferred Stock, par value $.01 per share, to be issued in registered form and in series (the "Preferred Stock"). The holders of the Class A Shares shall be entitled to one vote per share on each matter requiring the approval of the holders of common shares of the Corporation, and the holders of Class B Shares shall be entitled to 1,000 votes per share on each matter requiring the approval of the holders of common shares of the Corporation whether pursuant to these Articles of Incorporation, the Corporation's by-laws, the Business Corporation Act or otherwise. The holders of the Class A Shares and the Class B Shares shall vote as a single class on all such matters. In addition, the Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, the Preferred Stock as a class or any series of the Preferred Stock. Such resolutions shall be filed with the Minister of

              Foreign Affairs in accordance with Section 5.1(5) of the Business Corporation Act.

         2) NO PREEMPTIVE RIGHTS. All preemptive rights of shareholders are hereby denied, so that no shares of capital stock of the Corporation of any class whether now or hereafter authorised and no other security of the Corporation shall carry with it and no holder or owner of any share or shares of capital stock of the Corporation of any class whether now or hereafter authorised or of any other security of the Corporation shall have any preferential or preemptive right to acquire additional shares of capital stock of the Corporation of any class whether now or hereafter authorised or of any other security of the Corporation.

         3) NO CUMULATIVE VOTING. All cumulative voting rights are hereby denied, so that none of the capital stock of the Corporation of any class whether now or hereafter authorised or of any other security of the Corporation shall carry with it and no holder or owner of any share or shares of capital stock of the Corporation of any class whether now or hereafter authorised or of any other security of the Corporation shall have any right to cumulative voting in the election of directors or for any other purpose.

SIXTH.   PROVISIONS FOR THE REGULATION OF THE AFFAIRS OF THE
         CORPORATION.

         1) DEFINITIONS. For the purpose of this Article Sixth the following terms shall have the meaning set forth below:

              "FUNDAMENTAL TRANSACTION." Shall mean any amendment of Articles Fifth, Sixth or Eighth of these Articles of Incorporation, or the adoption, amendment or repeal of Section 9.04 of the By-laws of the Corporation as amended, or the merger, consolidation or division of the Corporation, if any such transaction requires the approval of the Shareholders under the Business Corporation Act.

              "SHAREHOLDER" or "SHAREHOLDERS." Shall mean a holder or holders of shares of common shares of the Corporation, whether Class A Shares or Class B Shares, whether such shares are held as fiduciary, receiver, pledgor, pledgee or otherwise.

         2)   BOARD OF DIRECTORS.

              (i)   NUMBER; CLASSIFICATION.  The Board of
                    Directors of the Corporation shall consist of such number of Directors, not less than three, as shall be determined from time to time by the Board of Directors as provided in the By-laws or by vote of the Shareholders. Shareholders may only change the number of directors or quorum requirements for meetings of the Board of Directors by the affirmative vote of the holders of shares representing at least two-thirds of the total number of votes which may be cast at any meeting of Shareholders as calculated pursuant to Article FIFTH hereof The Board shall be divided into two classes, each consisting of at least three Directors. The two classes of Directors shall be comprised as follows:

                    Class A shall be comprised of directors who shall serve until the annual meeting of Shareholders in 2000 and the qualification of their successors.

                    Class B shall be comprised of directors who shall serve until the annual meeting of Shareholders in 2001 and the qualification of their successors.

                    At each annual meeting of the shareholders of the Corporation, the successors of the class of directors whose term expires at such meeting shall be elected to hold office for a term expiring as of the second succeeding annual meeting. Should the Board of Directors at any time determine, upon a two-thirds vote, that a third class of directors is necessary, the Board shall provide the means for election of such third class pursuant to Section 3.02 of the By-laws, as amended, and the terms and provisions of the Business Corporation Act.

              (ii) REMOVAL OF DIRECTORS. Directors of the Corporation may be removed with or without cause by vote of the holders of shares representing at least a majority of the votes present and entitled to vote at a duly constituted meeting of Shareholders. If the Shareholders remove any Director, the vacancy shall be filled by vote of two-thirds of the Directors then in office, although less than a quorum may exist. No decrease or increase in the size of the Board shall shorten or otherwise affect the term of any incumbent Director.

              (iii) BY-LAWS.   By-laws may be amended, repealed
                    or adopted by the Board of Directors in the manner provided in the By-laws.

         3)   APPROVAL OF FUNDAMENTAL TRANSACTIONS.   The
              affirmative vote of the holders of shares representing at least two-thirds of the total number of votes which may be cast at any meeting of Shareholders as calculated pursuant to Article FIFTH hereof shall be required to authorise any Fundamental Transaction.

SEVENTH. RESERVATION OF RIGHT TO AMEND. Subject to the provisions of Article SIXTH hereof, the Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter described by the Business Corporation Act, and all rights conferred upon Shareholders herein are granted subject to this reservation.

EIGHTH. ISSUANCE OF RIGHTS, WARRANTS AND OPTIONS. The Corporation by action of its Board of Directors may create and issue, from time to time, whether or not in connection with the issuance and sale of any shares of stock or other securities of the Corporation, rights, warrants and options entitling the holders thereof to purchase from the Corporation shares of any class or classes of its capital stock or other securities or property of the Corporation, at such times, in such amounts, to such persons, for such consideration, if any, and upon such other terms and conditions as the Board of Directors may deem advisable.

NINTH.   ORIGINAL INCORPORATOR.   The name and mailing address of
         each incorporator of these Articles of Incorporation and the number of shares of stock subscribed by each incorporator is:

                                          NUMBER OF SHARES OF
         NAME        POST OFFICE ADDRESS  COMMON STOCK SUBSCRIBED

         B.B. Gowen  80 Broad Street             One
                     Monrovia, Liberia

TENTH. The existence of the Corporation shall begin upon the filing of these Articles of Incorporation with the Minister of Foreign Affairs as of the filing date stated on these Articles.


IN WITNESS WHEREOF, I have made, subscribed and acknowledged this instrument on the ...... day of ............, 199....

                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EXCEL MARITIME CARRIERS LTD.


Date: August 24, 1999             by /s/ Gabriel Panayotides
                                     ___________________________
                                     Gabriel Panayotides
                                     Chairman








































                              A-10
02545001.AB6